UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
Commission File Number 001-40974
GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020
Indicate by check mark whether the Registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Attached hereto is the following exhibit.

Exhibit 99.1	Press release issued by Registrant on May 7, 2026.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.

Date: May 7, 2026	By:	/s/ Sam Franklin
	Name:	Sam Franklin
	Title:	Chief Financial Officer